UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009.

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-17089

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

REQUIRED INFORMATION ATTACHED

1.	Audited statements of Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.

2.	Audited statements of Changes in Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.

3.	Written consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan

By: BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
401(k) PLAN COMMITTEE, as Plan Administrator

June 29, 2010	/s/ Gerald Raphel
Gerald Raphel
Senior Vice President – Human Resources
Member – 401(k) Plan Committee
Boston Private Financial Holdings, Inc.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) have been omitted because there is no information to report.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Boston Private Financial Holdings Inc. 401k Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Boston, Massachusetts

June 29, 2010

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	December 31, 2009	December 31, 2008
Assets:
Cash and cash equivalents	$2,798	$34,764
Investments, at fair value (Notes 3 and 4):
Money market funds	7,198,599	9,016,012
Common stock – Boston Private Financial Holdings, Inc.	788,988	1,248,505
Self directed brokerage assets (excluding money market investments)	1,762,899	3,959,057
Diversified investment funds	49,697,640	37,639,474

Total investments	59,448,126	51,863,048

Participant loans	872,619	949,074
Receivables:
Employer contributions	176,879	340,433
Employee contributions	15,276	104,549
Other receivables	—	710

Total receivables	192,155	445,692

Total assets	60,515,698	53,292,578

Net assets available for benefits	$60,515,698	$53,292,578

See accompanying notes to financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2009 and 2008

	Year ended December 31,
	2009	2008
Additions (deductions):
Additions to/ (deductions from) net assets attributed to:
Investment income/ (loss) and unrealized appreciation/ (depreciation) of investments:
Dividends and interest income	$1,273,429	$977,554
Net appreciation/ (depreciation) of investments (Note 3)	13,169,276	(22,756,016)

Total investment income/ (loss)	14,442,705	(21,778,462)

Contributions:
Participant	8,295,929	7,678,157
Employer	2,537,865	2,668,843
Rollover	444,739	411,747
Other contributions	—	2,203

Total contributions	11,278,533	10,760,950

Total additions/ (deductions)	25,721,238	(11,017,512)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	9,238,236	3,766,602
Deemed distributions	4,106	—
Expenses	25,243	93,249

Total deductions	9,267,585	3,859,851

Net increase/ (decrease) in net assets	16,453,653	(14,877,363)

Assets transferred into Plan (Note 1(a))	3,770,738	—
Assets transferred out of Plan (Note 1(a))	(13,001,271)	—
Net assets available for benefits:
Beginning of year	53,292,578	68,169,941

End of year	$60,515,698	$53,292,578

See accompanying notes to financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Plan Description

The following description of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”), sponsored by Boston Private Financial Holdings, Inc. (the “Company” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is a continuation of Boston Private Bank & Trust Company 401(k) Plan. The Plan includes the following consolidated affiliates (each, along with the Company, a “Participating Employer”) (1):

Boston Private Bank & Trust Company

Borel Private Bank & Trust Company

First Private Bank & Trust

Charter Bank (2)

KLS Professional Advisors Group, LLC

Bingham, Osborn & Scarborough, LLC (2)

Davidson Trust Company (2)

Dalton, Greiner, Hartman, and Maher & Co., LLC

Anchor Capital Holdings, LLC (3)

(1)	During 2009, the Company divested its interests in five subsidiaries. The Company divested its interest in Westfield Capital Management Company, LP (“Westfield”) in December 2009, Gibraltar Private Bank & Trust Company (“Gibraltar”) and RINET Company, LLC (“RINET”) in September 2009, Sand Hill Advisors, LLC (“Sand Hill”) in June 2009, and Boston Private Value Investors, Inc. (“BPVI”) in April 2009. The employees of these affiliates were treated as terminated employees and were subject to the Plan’s distribution rules for terminated employees under the Plan as of the date of their respective divestitures.

Participant employees of Sand Hill and BPVI were fully vested in their respective employer contributions and employer discretionary contributions as of the respective dates of divestiture, in accordance with the terms of the Plan. Assets of participant employees of these two affiliates were not transferred out to another plan.

In November 2009, the assets of participant employees of RINET were transferred out of the Plan. In December 2009, the assets of participant employees of Gibraltar were transferred out of the Plan. Assets transferred out of the Plan in 2009 totaled $13,001,271.

Assets of participant employees of Westfield were transferred out of the plan subsequent to December 31, 2009. Refer to Note 8, Subsequent Events, for additional details.

In these plan-to-plan transfers, participants continue to earn vesting service credit in the successor plan of the divested entity. Accounts transferred to the new plans include employee contributions, employee loans, and both the vested and unvested portions of the employees’ respective employer contributions and employer discretionary contributions.

(2)	In January 2009, the employees of Charter Bank, Bingham, Osborn & Scarborough, LLC, and Davidson Trust Company joined the Plan as new participants. In March 2009, the assets of the Davidson Investment Counselors 401(k) Profit Sharing Plan were merged into the Plan. In April 2009, the assets of the Charter Bank 401(k) Plan were merged into the Plan. Total assets transferred into the Plan in 2009 totaled $3,770,738.

(3)	In January 2008, the employees of Anchor Capital Holdings, LLC joined the Plan as new participants. There were no assets transferred into or out of the Plan in 2008.

The following table presents the activity of assets transferred into and out of the Plan during 2009 by affiliate.

Date	Affiliate	Assets transferred into/ (out of) the Plan
March 2, 2009	Davidson Trust Company	$1,145,552
April 1, 2009	Charter Bank	2,625,186
November 16, 2009	RINET	(3,518,912)
December 14, 2009	Gibraltar	(9,482,359)

	Net assets transferred out of the Plan	$(9,230,533)

Employees who have attained the age of 21 and completed one hour of service are eligible to make pre-tax contributions and participate in matching contributions on the first day of the calendar quarter following their date of hire. Employees who have attained the age of 21 and meet certain additional requirements are eligible to participate in any discretionary contribution made by their employer beginning on the first day of the calendar quarter following completion of one year of service.

(b)	Contributions

In 2009, participants could contribute up to 75% of their eligible pre tax and/or after tax compensation to the Plan but could not exceed the annual dollar limit allowed by the IRC of $16,500 in 2009. Participant contributions are made through pre-tax 401(k) salary reduction contributions and/or after-tax Roth 401(k) salary reduction contributions. Participants who attained at least fifty years of age during the year could make additional contributions from their eligible pre tax and/or after tax compensation (“catch-up” contributions) of up to $5,500 in 2009.

In 2008, participants could contribute up to 25% of their eligible pre tax compensation to the Plan but could not exceed the annual dollar limit allowed by the IRC of $15,500 in 2008. Participants who attained at least fifty years of age during the year could make catch-up contributions of up to $5,000 in 2008.

The Participating Employers, at their discretion, may make a matching contribution equal to a set percentage. The percentage of the matching contribution is determined by the Participating Employer’s Board of Directors each year. Only the participant’s contribution, up to a maximum of 6% of the participant’s annual compensation or the annual IRC contribution limit, will be eligible for a matching contribution.

Each Participating Employer, in addition to participating employer matching contributions, may elect to make a discretionary contribution. The amount of such contribution, if any, will be determined and voted on by the Board of Directors of each Participating Employer. If such a contribution is made by any Participating Employer in any Plan Year, it will be allocated on a per capita basis. The Participating Employers may elect to make the discretionary contribution in the form of shares of common stock of the Plan Sponsor.

Participants may contribute to a separate rollover account certain amounts which have been distributed from another tax qualified retirement plan or an individual retirement account. Participants are fully vested at all times for any amounts credited to the rollover account.

(c)	Vesting

Participants are immediately vested in their contributions and any account established to hold employer contributions made in Company Stock and Qualified Nonelective Contributions, as defined, plus earnings and less losses thereon.

In the event that a participant reaches normal retirement age before the completion of the vesting periods noted below for matching and discretionary contributions, or employment is terminated due to retirement, death or disability, the participant becomes 100% vested. At any time, the Participating Employers may elect to set forth their own vesting schedule for their employees. Vesting schedules set by the Participating Employers supersede the vesting schedule for the Plan.

If employment is terminated prior to normal retirement age for reason other than death or disability, the participant becomes vested in accordance with the following schedules:

Employer Matching Contribution		Employer Discretionary Contribution
Years of service	Vesting Percentage	Years of service	Vesting Percentage
Less than 2 years	0%	Less than 1 year	0%
2 years	50%	1 year	20%
3 years	100%	2 years	40%
		3 years	60%
		4 years	80%
		5 years	100%

(d)	Payment of Benefits

If the amount of the benefit exceeds $5,000, then the participant may elect to receive the benefit under one or any combination of the following methods:

i.	Lump sum in cash (or in shares of the Company’s common stock to the extent vested accounts are invested in the Company’s Stock Fund);

ii.	Cash payments in quarterly installments over a period of five, ten or fifteen years;

iii.	Maintain vested account balances in the Plan and delay distribution until a participant’s 65th birthday or death, which ever is earlier;

iv.	Transfer vested account balances to the trustee of another tax qualified retirement plan or the trustee or custodian of a participant’s individual retirement account; or

v.	Purchase a nontransferable annuity contract from a life insurance company, providing monthly payments over a specified period of time not to exceed the participant’s life expectancy or the joint expectancy of the participant and the participant’s designated beneficiary. Effective December 1, 2008, this option was no longer available.

If the amount of the benefit does not exceed $5,000 the participant may elect to receive the benefit under one of the following methods:

i.	Lump sum cash payment;

ii.	Direct rollover to the trustee of another tax qualified retirement plan, as elected by the participant.

However, if the benefit exceeds $1,000 but does not exceed $5,000 and the participant does not elect one of the above options, the benefit is paid out in the following manner:

i.	The distribution shall be made in one lump sum payment in cash (or in shares of the Company’s common stock to the extent vested accounts are invested in the Company’s Stock Fund) if the participant is age 65 or older;

ii.	The administrative committee of the 401(k) Plan (the “Committee”), as appointed by the Board of Directors of the Company will direct Fidelity (the “Trustee” beginning December 1, 2008) to pay the distribution in a direct rollover to an individual retirement plan designated by the Committee in accordance with the Section 401(a) (31) (B) if the participant is under age 65.

If the amount of the benefit does not exceed $1,000 the Committee will direct the Trustee to distribute the benefit to the participant in one lump sum payment in cash (or in shares of the Company’s common stock to the extent vested accounts are invested in the Company’s Stock Fund).

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution and an allocation of Plan earnings or losses. Participants’ accounts can also be charged with certain expenses, see Note 2(d) Summary of Significant Accounting Policies, for further detail. Upon withdrawal from the Plan, participants are entitled to the amount they have contributed, their Company Stock account, the amount of their employer matching contributions and employer discretionary contributions in which they are vested and any earnings or losses thereon.

(f)	Participant Loans

The Plan provides for participant loans with plan administrator approval. The maximum aggregate loan amount that may be outstanding at one time is 50% of a participant’s total vested account balance, not to exceed $50,000. The $50,000 maximum will be reduced by the participant’s highest outstanding loan balance in the previous 12 months, even if amounts have been repaid. A participant may not have more than two loans outstanding at any one time. The minimum loan amount allowed under the Plan is $1,000. Until otherwise determined by the trustee, the interest rate on all loans given shall be the prime rate plus 2%, which the plan administrator considers a market rate of interest.

All loans are required to be repaid within five years of the date of the loan unless the purpose of the loan is to acquire a principal residence, in which case the repayment period can be up to twenty years. Defaults on loans are treated as a distribution of the participant’s account balance.

(g)	Participant Investment Options

Participants may elect to suspend contributions at any time. Participants may reallocate their prior and future contributions on a daily basis. Plan participants may direct their investments into shares in a number of diversified investment funds, in addition to the self directed brokerage account (“SDBA”). Beginning January 1, 2009, participants can change their future contributions on any pay date. Prior to January 1, 2009, participants could only change their future contributions during open enrollment, which was the first day of any quarter.

(h)	Forfeitures

As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $146,122 and $267,434 respectively. These amounts will be used to reduce future employer contributions. During 2009 and 2008, employer contributions were reduced by $119,801 and $76,169, respectively, from forfeited nonvested accounts.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become fully vested in their employer contributions.

(j)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting. Amounts in the prior year’s financial statements are reclassified whenever necessary to conform with the current year’s presentation.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the Company’s common stock, as well as the assets included in self-directed brokerage accounts (primarily marketable equity securities), is based upon quoted market prices. The fair value of the diversified investment funds is measured by the net unit value, which is based on the fair value of the underlying assets of each fund.

Purchases and sales of securities are reflected on the trade date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex dividend date. Net appreciation / (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

(c)	Participant loans

Participant loans are valued at the amortized cost.

(d)	Administrative Expenses

Certain administrative expenses such as auditing and legal fees are paid directly by the Company and, accordingly, are not reflected in the accompanying financial statements. However, other administrative costs, such as check charges for participant distributions and the annual fee for self directed brokerage accounts, are paid for by the participants. Participant paid expenses are deducted directly from their account balance and, therefore, are reflected in the accompanying financial statements.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	Cash and Cash Equivalents

The Plan considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at the end of year:

	Number of shares/units	Fair value
December 31, 2009:
American Funds Growth Fund of America – Class R4	242,460	$6,573,101
American Funds EuroPacific Growth Fund – Class R4	167,466	6,316,828
Fidelity Retirement Money Market Portfolio*	6,088,914	6,088,914
PIMCO Total Return Fund – Institutional Class	436,833	4,717,801
Eaton Vance Large-Cap Value Fund – Class 1	248,536	4,170,429
Spartan U.S. Equity Index Fund – Investor Class	103,563	4,083,505
Baron Partners Fund	201,366	3,149,363
Fidelity Freedom 2020 Fund*	243,915	3,061,130

December 31, 2008:
Fidelity Retirement Money Market Portfolio*	7,751,015	$7,751,015
American Funds Growth Fund of America – Class R4	263,151	5,347,220
Self Directed Brokerage Assets* †	—	5,224,054
American Funds EuroPacific Growth Fund – Class R4	182,596	5,032,333
PIMCO Total Return Fund – Institutional Class	428,128	4,341,222
Eaton Vance Large-Cap Value Fund – Class I	260,304	3,795,229
Baron Partners Fund	266,456	3,250,762
Spartan US Equity Index Fund – Investor Class	87,675	2,796,820

*	Represents a party-in-interest to the Plan.
†	Included in Self Directed Brokerage Assets at December 31, 2008 are money market investments of $1,264,997.

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value by $13,169,276 and ($22,756,016), respectively, as shown in the following table:

	For the year ended December 31,
	2009	2008
Common stock – Boston Private Financial Holdings, Inc.	$(216,325)	$(2,084,494)
Self directed brokerage assets	1,221,911	(2,391,362)
Diversified investment funds	12,163,690	(18,280,161)

Total investment gains/ (losses)	$13,169,276	$(22,756,016)

(4)	Fair Value Measurements

Fair value is defined under GAAP as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820, Fair Value Measurements and Disclosures (formerly FAS 157) (“ASC 820”), which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value. Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2009 and 2008:

	Fair value measurements at reporting date using:
Description	At December 31, 2009	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Money market funds	$7,198,599	$7,198,599	$—	$—
Common stock – Boston Private Financial Holdings, Inc.	788,988	788,988	—	—
Self directed brokerage assets	1,762,899	1,698,420	64,479	—
Diversified investment funds	49,697,640	49,697,640	—	—

Total investments measured at fair value	$59,448,126	$59,383,647	$64,479	$—

	Fair value measurements at reporting date using:
Description	At December 31, 2008	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Money market funds	$9,016,012	$9,016,012	$—	$—
Common stock – Boston Private Financial Holdings, Inc.	1,248,505	1,248,505	—	—
Self directed brokerage assets	3,959,057	3,854,907	104,150	—
Diversified investment funds	37,639,474	37,639,474	—	—

Total investments measured at fair value	$51,863,048	$51,758,898	$104,150	$—

(5)	Tax Status

The Plan received a favorable determination letter, dated March 23, 2004, from the Internal Revenue Service indicating that the Plan is qualified under IRC Section 401(a) and is exempt from federal income taxes under IRC Section 501(a). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and is operating in accordance with its terms and in conformity with the applicable requirements of the IRC.

(6)	Related Party Transactions

There are several components of the Plan that qualify as related party transactions. Some Plan investments prior to December 1, 2008 were shares of diversified investment funds managed by Mass Mutual Financial Group. Mass Mutual Financial Group was the recordkeeper of the Plan through December 1, 2008 and therefore transactions with the investment funds managed by Mass Mutual Financial Group qualify as party in interest transactions.

On December 1, 2008, the Plan’s recordkeeper and trustee migrated to Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) and Fidelity Management Trust Company (“FMTC”), respectively. On that date, the Plan also adopted new investment options, some of which are mutual funds managed by other subsidiaries of FMR, LLC (the parent company to both FIIOC and FMTC) and therefore qualify as parties-in-interest.

Certain Plan investments are shares of the Company’s common stock. The Company is the Plan Sponsor and, as such, transactions in the Company’s common stock qualify as party-in-interest transactions. Administrative expenses paid directly by the Company (Footnote 2(c)), as well as participant loans (Footnote 1(f)) qualify as party-in-interest transactions.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$60,515,698	$53,292,578
Plan receivables (accrual accounting) not recorded on Form 5500:
Employer contributions	(176,879)	(340,433)
Employee contributions	(15,276)	(104,549)

Total current year receivables	(192,155)	(444,982)

Net assets available for benefits per the Form 5500	$60,323,543	$52,847,596

The following is a reconciliation of net increase/ (decrease) in net assets per the financial statements for the years ended December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net increase/ (decrease) in net assets per the financial statements	$16,453,653	$(14,877,363)
Plan receivables (accrual accounting) not recorded on Form 5500:
Reverse prior year accrual – employer contributions	340,433	227,477
Reverse prior year accrual – employee contributions	104,549	8,241

Total prior year receivables	444,982	235,718

Employer contributions	(176,879)	(340,433)
Employee contributions	(15,276)	(104,549)

Change in total current year receivables not recorded	(192,155)	(444,982)

Total net receivables not recorded	252,827	(209,264)

Net increase/ (decrease) in plan assets per the Form 5500	$16,706,480	$(15,086,627)

The majority of reconciling items occur because the Form 5500 is reported on a cash basis whereas the financial statements are reported on an accrual basis. The DOL, however, requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, should not be reported as liabilities on the financial statements but reported on Form 5500 as such.

(8)	Subsequent Events

In January 2010, assets of the employees of Westfield, in whom the Company divested its interest in December 2009, were transferred into a new plan. These employees were treated as terminated employees under the Plan as of the date of divestiture. Assets transferred out of the Plan related to this divestiture totaled $4,682,451.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investments	** (d) Cost	(e) Current value
	American Funds Growth Fund of America – Class R4	242,460.37 shares	—	$6,573,101
	American Funds EuroPacific Growth Fund – Class R4	167,466.28 shares	—	6,316,828
*	Fidelity Retirement Money Market	6,088,914.21 shares	—	6,088,914
	PIMCO Total Return Fund – Institutional Class	436,833.40 shares	—	4,717,801
	Eaton Vance Large-Cap Value Fund – Class 1	248,535.68 shares	—	4,170,429
	Spartan U.S. Equity Index Fund – Investor Class	103,563.41 shares	—	4,083,505
	Baron Partners Fund	201,365.94 shares	—	3,149,363
*	Fidelity Freedom 2020 Fund	243,914.74 shares	—	3,061,130
	Baron Growth Fund	71,120.47 shares	—	2,937,987
	Self Directed Brokerage Assets	— shares	—	2,871,556
	Victory Diversified Stock Fund – Class 1 Shares	174,749.56 shares	—	2,441,251
	Artisan Mid Cap Value Fund – Investor Class	124,659.24 shares	—	2,241,373
*	Fidelity Freedom 2030 Fund	152,635.46 shares	—	1,891,153
*	Fidelity Freedom 2040 Fund	234,251.33 shares	—	1,677,240
*	Fidelity Balanced Fund	97,355.11 shares	—	1,592,730
	PIMCO Low Duration Fund – Institutional Class	143,588.91 shares	—	1,477,530
	WHG LargeCap Value Fund – Institutional Class	90,140.71 shares	—	830,196
*	BPFH Stock Fund	136,739.70 shares	—	788,988
*	Fidelity Freedom 2010 Fund	43,003.27 shares	—	537,971
*	Fidelity Freedom 2025 Fund	32,687.59 shares	—	339,624
	Artisan International Fund – Investor Class	16,049.25 shares	—	331,577
	Van Eck Global Hard Assets Fund – Class A Shares	7,067.90 shares	—	289,218
	Longleaf Partners Small – Cap Fund	10,902.51 shares	—	237,348
	PIMCO-Real Return Fund – Institutional Class	17,958.85 shares	—	193,776
*	Fidelity Freedom 2015 Fund	13,493.46 shares	—	140,602
*	Fidelity Freedom Income Fund	8,903.42 shares	—	95,623
*	Fidelity Freedom 2035 Fund	8,562.21 shares	—	87,848
	Cohen & Steers Realty Shares, Inc.	1,852.13 shares	—	87,161
*	Fidelity Freedom 2050 Fund	8,263.41 shares	—	68,999
*	Fidelity Freedom 2045 Fund	5,431.36 shares	—	46,004
	Vanguard Total Bond Market Investor	2,478.96 shares	—	25,657
	Vanguard Small Cap Index Investor	826.96 shares	—	22,733
	Vanguard Total International Stock	1,116.68 shares	—	16,091
*	Fidelity Freedom 2000 Fund	849.96 shares	—	9,647
*	Fidelity Freedom 2005 Fund	612.57 shares	—	6,144

*	BPFH Stock Purchase Account			1,028

				59,448,126

*	Participant loans	Interest rates ranging from 4.25% to 10.25%		872,619

				$60,320,745

*	Represents a party-in-interest to the Plan.
**	Per ERISA guidelines, the cost of investments is not required to be included on this schedule.

See accompanying report of independent registered public accounting firm.